Exhibit 99.1
PERDIGÃO S.A.
São Paulo, Brazil, October 16, 2006 — Perdigão S.A. (the “Company”) today was advised that a broker-dealer participating in its pending offering of common shares in Brazil had been named in a Brazilian newspaper article as a source of certain statements about the projected future value of the Company’s common shares. As a result of this article, the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) has issued a communication extending for 15 days its review period for the offering, which, if not reversed, would have the effect of delaying the date of pricing of the Company’s Brazilian offering and the related international offering, which together comprise the Company’s global offering. The Company intends to appeal promptly the CVM’s extension of this review period and also plans to exclude the responsible broker-dealer from participating in the offering. The Company intends to request that the CVM permit the global offering to be priced on the previously announced date of Tuesday, October 17, 2006. However, the Company cannot predict whether the CVM will grant that request or whether there will be any change to the timetable for the global offering. In the event that the pricing date is not October 17, 2006, the Company plans to so advise the market.
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A registration statement relating to the securities offered in the international offering has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.